                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 9 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Odyssey Re Holdings Corp.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    67612W108
                                 (CUSIP Number)

                                Eric P. Salsberg
                        Vice President, Corporate Affairs
                       Fairfax Financial Holdings Limited
                      95 Wellington Street West, Suite 800
                        Toronto, Ontario, Canada, M5J 2N7
                            Telephone: (416) 367-4941
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - With a copy to -

                             Christopher J. Cummings
                             Shearman & Sterling LLP
                               Commerce Court West
                           199 Bay Street, Suite 4405
                            Toronto, Ontario M5L 1E8
                            Telephone (416) 360-8484

                                December 14, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule became of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
   1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

CUSIP No. 67612W108                                                 Page 2 of 36
                                                                           Pages


--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     V. Prem Watsa
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e).                                                           [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Canada
--------------------------------------------------------------------------------
               (7)  Sole Voting Power

               -----------------------------------------------------------------
  Number of    (8)  Shared Voting Power
   Shares
Beneficially        42,399,400
    Owned      -----------------------------------------------------------------
   by Each     (9)  Sole Dispositive Power
  Reporting
 Person With   -----------------------------------------------------------------
               (10) Shared Dispositive Power

                    42,399,400
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by each Reporting Person     42,399,400

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                     59.5

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------

                                       13D

CUSIP No. 67612W108                                                 Page 3 of 36
                                                                           Pages


--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     1109519 ONTARIO LIMITED
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e).                                                           [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Ontario, Canada
--------------------------------------------------------------------------------
               (7)  Sole Voting Power

               -----------------------------------------------------------------
  Number of    (8)  Shared Voting Power
   Shares
Beneficially        42,399,400
    Owned      -----------------------------------------------------------------
   by Each     (9)  Sole Dispositive Power
  Reporting
 Person With   -----------------------------------------------------------------
               (10) Shared Dispositive Power

                    42,399,400
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by each Reporting Person     42,399,400

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                     59.5

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO

--------------------------------------------------------------------------------

                                       13D

CUSIP No. 67612W108                                                 Page 4 of 36
                                                                           Pages


--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     THE SIXTY TWO INVESTMENT COMPANY LIMITED
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e).                                                           [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     British Columbia
--------------------------------------------------------------------------------
               (7)  Sole Voting Power

               -----------------------------------------------------------------
  Number of    (8)  Shared Voting Power
   Shares
Beneficially        42,399,400
    Owned      -----------------------------------------------------------------
   by Each     (9)  Sole Dispositive Power
  Reporting
 Person With   -----------------------------------------------------------------
               (10) Shared Dispositive Power

                    42,399,400
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by each Reporting Person     42,399,400

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                     59.5

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO

--------------------------------------------------------------------------------

                                       13D

CUSIP No. 67612W108                                                 Page 5 of 36
                                                                           Pages


--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     810679 ONTARIO LIMITED
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e).                                                           [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Ontario, Canada
--------------------------------------------------------------------------------
               (7)  Sole Voting Power

               -----------------------------------------------------------------
  Number of    (8)  Shared Voting Power
   Shares
Beneficially        42,399,400
    Owned      -----------------------------------------------------------------
   by Each     (9)  Sole Dispositive Power
  Reporting
 Person With   -----------------------------------------------------------------
               (10) Shared Dispositive Power

                    42,399,400
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by each Reporting Person     42,399,400

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                     59.5

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO

--------------------------------------------------------------------------------

                                       13D

CUSIP No. 67612W108                                                 Page 6 of 36
                                                                           Pages


--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     FAIRFAX FINANCIAL HOLDINGS LIMITED
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e).                                                           [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Canada
--------------------------------------------------------------------------------
               (7)  Sole Voting Power

               -----------------------------------------------------------------
  Number of    (8)  Shared Voting Power
   Shares
Beneficially        42,399,400
    Owned      -----------------------------------------------------------------
   by Each     (9)  Sole Dispositive Power
  Reporting
 Person With   -----------------------------------------------------------------
               (10) Shared Dispositive Power

                    42,399,400
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by each Reporting Person     42,399,400

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                     59.5

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO

--------------------------------------------------------------------------------

                                       13D

CUSIP No. 67612W108                                                 Page 7 of 36
                                                                           Pages


--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     FFHL GROUP LTD.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e).                                                           [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Canada
--------------------------------------------------------------------------------
               (7)  Sole Voting Power

               -----------------------------------------------------------------
  Number of    (8)  Shared Voting Power
   Shares
Beneficially        42,224,400
    Owned      -----------------------------------------------------------------
   by Each     (9)  Sole Dispositive Power
  Reporting
 Person With   -----------------------------------------------------------------
               (10) Shared Dispositive Power

                    42,224,400
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by each Reporting Person     42,224,400

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                     59.3

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO

--------------------------------------------------------------------------------

                                       13D

CUSIP No. 67612W108                                                 Page 8 of 36
                                                                           Pages


--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     FAIRFAX INC.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e).                                                           [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Wyoming
--------------------------------------------------------------------------------
               (7)  Sole Voting Power

               -----------------------------------------------------------------
  Number of    (8)  Shared Voting Power
   Shares
Beneficially        42,224,400
    Owned      -----------------------------------------------------------------
   by Each     (9)  Sole Dispositive Power
  Reporting
 Person With   -----------------------------------------------------------------
               (10) Shared Dispositive Power

                    42,224,400
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by each Reporting Person     42,224,400

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                     59.3

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO

--------------------------------------------------------------------------------

                                       13D

CUSIP No. 67612W108                                                 Page 9 of 36
                                                                           Pages


--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     TIG HOLDINGS, INC.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e).                                                           [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
               (7)  Sole Voting Power

               -----------------------------------------------------------------
  Number of    (8)  Shared Voting Power
   Shares
Beneficially        40,033,333
    Owned      -----------------------------------------------------------------
   by Each     (9)  Sole Dispositive Power
  Reporting
 Person With   -----------------------------------------------------------------
               (10) Shared Dispositive Power

                    40,033,333
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by each Reporting Person     40,033,333

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                     56.2

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO

--------------------------------------------------------------------------------

                                      13D

CUSIP No. 67612W108                                                Page 10 of 36
                                                                           Pages


--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     TIG INSURANCE GROUP, INC.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e).                                                           [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     California
--------------------------------------------------------------------------------
               (7)  Sole Voting Power

               -----------------------------------------------------------------
  Number of    (8)  Shared Voting Power
   Shares
Beneficially        40,033,333
    Owned      -----------------------------------------------------------------
   by Each     (9)  Sole Dispositive Power
  Reporting
 Person With   -----------------------------------------------------------------
               (10) Shared Dispositive Power

                    40,033,333
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by each Reporting Person     40,033,333

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                     56.2

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO

--------------------------------------------------------------------------------

                                      13D

CUSIP No. 67612W108                                                Page 11 of 36
                                                                           Pages


--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     TIG INSURANCE COMPANY
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e).                                                           [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     California
--------------------------------------------------------------------------------
               (7)  Sole Voting Power

               -----------------------------------------------------------------
  Number of    (8)  Shared Voting Power
   Shares
Beneficially        3,916,841
    Owned      -----------------------------------------------------------------
   by Each     (9)  Sole Dispositive Power
  Reporting
 Person With   -----------------------------------------------------------------
               (10) Shared Dispositive Power

                    3,916,841
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by each Reporting Person      3,916,841

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                      5.5

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO

--------------------------------------------------------------------------------

                                      13D

CUSIP No. 67612W108                                                Page 12 of 36
                                                                           Pages


--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     ORH HOLDINGS INC.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e).                                                           [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
               (7)  Sole Voting Power

               -----------------------------------------------------------------
  Number of    (8)  Shared Voting Power
   Shares
Beneficially        6,166,667
    Owned      -----------------------------------------------------------------
   by Each     (9)  Sole Dispositive Power
  Reporting
 Person With   -----------------------------------------------------------------
               (10) Shared Dispositive Power

                    6,166,667
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by each Reporting Person      6,166,667

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                      8.7

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO

--------------------------------------------------------------------------------

                                      13D

CUSIP No. 67612W108                                                Page 13 of 36
                                                                           Pages


--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     UNITED STATES FIRE INSURANCE COMPANY
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e).                                                           [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
               (7)  Sole Voting Power

               -----------------------------------------------------------------
  Number of    (8)  Shared Voting Power
   Shares
Beneficially        800,000
    Owned      -----------------------------------------------------------------
   by Each     (9)  Sole Dispositive Power
  Reporting
 Person With   -----------------------------------------------------------------
               (10) Shared Dispositive Power

                    800,000
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by each Reporting Person        800,000

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                      1.1

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO

--------------------------------------------------------------------------------

          This Amendment No. 9 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 27, 2001 by V. Prem Watsa, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited ("Fairfax"), Odyssey Re Holdings Ltd., Odyssey Re Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, Inc., TIG Insurance Company, and ORH Holdings Inc., as amended by Amendment No. 1 thereto filed on March 7, 2003, by Amendment No. 2 thereto filed on November 23, 2004, by Amendment No. 3 thereto filed on October 12, 2005, by Amendment No. 4 thereto filed on December 27, 2005, by Amendment No. 5 thereto filed on February 28, 2006, by Amendment No. 6 thereto filed on August 21, 2006, by Amendment No. 7 thereto filed on November 17, 2006, and by Amendment No. 8 thereto filed on December 8, 2006 (such schedule, as amended, the "Schedule 13D") in relation to shares of common stock, par value $0.01 per share, of Odyssey Re Holdings Corp. ("Shares").

          Amendment No. 1 to the Schedule 13D related to the purchase by Fairfax, through a subsidiary, pursuant to a master note purchase agreement, dated as of March 3, 2003, of 4,300,000 outstanding Shares (the "2003 Purchased Shares") in a private transaction. As consideration for the Purchased Shares, a subsidiary of Fairfax issued $78,045,000 aggregate principal amount of 3.15% Exchangeable Notes due February 28, 2010 (the "Old Exchangeable Notes"), exchangeable into 4,300,000 Shares.

          Amendment No. 2 to the Schedule 13D related to the purchase (the "2004 Purchase") by a subsidiary of Fairfax of its $78,045,000 aggregate principal amount of Old Exchangeable Notes in a private transaction. As consideration, the subsidiary issued $100,964,000 aggregate principal amount of new 3.15% Exchangeable Notes due November 19, 2009 (the "New Exchangeable Notes"). The New Exchangeable Notes are exchangeable into 4,300,000 Shares. The Old Exchangeable Notes have been cancelled.

          Amendment No. 3 to the Schedule 13D related to the purchase (the "2005 Purchase") by a subsidiary of Fairfax of 3,100,000 Shares in Odyssey Re Holdings Corp.'s underwritten public offering of 4,100,000 Shares made pursuant to Odyssey Re Holdings Corp.'s prospectus supplement dated October 6, 2005, filed with the Securities and Exchange Commission on October 7, 2005.

          Amendment No. 4 to the Schedule 13D related to the transfer (the "2005 Transfer") by TIG Insurance Company, a wholly-owned subsidiary of Fairfax, of 7,744,125 Shares to TIG Insurance Group, Inc., another wholly-owned subsidiary of Fairfax, in exchange for all of the issued and outstanding shares of common stock of Fairmont Specialty Group, Inc., another wholly-owned subsidiary of Fairfax.

          Amendment No. 5 to the Schedule 13D related to the purchase (the "Purchase") by Fairfax Inc., a wholly-owned subsidiary of Fairfax, of 1,000,000 Shares from TIG Insurance Company, another wholly-owned subsidiary of Fairfax.

          Amendment No. 6 to the Schedule 13D related to the purchase and cancellation by a subsidiary of Fairfax of $23,480,000 aggregate principal amount of New Exchangeable Notes.

          Amendment No. 7 to the Schedule 13D related to (i) a registered underwritten public offering of 9,000,000 Shares by certain subsidiaries of Fairfax and (ii) the delivery, on November 16, 2006, of 2,900,000 Shares by Fairfax Financial (US) LLC ("Fairfax LLC") to the holder of the outstanding New Exchangeable Notes in exchange for such New Exchangeable Notes, following the exercise, pursuant to the terms of the New Exchangeable Notes, by such holder of its right to exchange such New Exchangeable Notes for such Shares.

          Amendment No. 8 to the Schedule 13D related to the sale by Fairfax Inc. and ORH Holdings Inc. of an aggregate of 9,000,000 Shares in a registered underwritten public offering, pursuant to a prospectus dated December 4, 2006, filed with the Securities and Exchange Commission on December 5, 2006. The sale (the "2006 Secondary Offering") closed on December 8, 2006.

          This Amendment No. 9 to the Schedule 13D relates to the sale by Fairfax Inc. of 1,165,000 Shares pursuant to the exercise by the underwriters of their over-allotment option to purchase from Fairfax Inc. an additional 1,165,000 Shares in connection with the 2006 Secondary Offering.

          The following amendments to Items 5, 6 and 7 of the Schedule 13D are hereby made.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

          "(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

          (b) The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

          (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K or L beneficially owns, or during the last 60 days has acquired or disposed of, any Shares.

          To the best knowledge of the Reporting Persons, the following persons beneficially own approximately the following amounts of Shares and have sole voting power and sole dispositive power with respect to such Shares, except that Mr. Griffiths shares voting and dispositive power over 5,000 of such Shares with Fourfourtwo Investments Limited, a company controlled by Mr. Griffiths (in each case the amount of Shares accounts for less than 1% of the total outstanding amount of Shares):

James F. Dowd           22,921
Andrew A. Barnard      518,889
Anthony F. Griffiths    10,741
Brandon W. Sweitzer      6,741
Frank B. Bennett         4,791
Donald L. Smith         26,206

          The Shares shown above for James F. Dowd, Andrew A. Barnard and Donald
L. Smith include Shares acquired pursuant to OdysseyRe's Employee Share Purchase Plan within the last 60 days. Mr. Dowd has reported on Form 4 the disposition of 2,000 Shares on November 20, 2006 at an average price of $37.47 per Share.

          (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons.

          (e) Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

          "Except as described herein, none of the Reporting Persons, nor to the best knowledge of each of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K or L has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of OdysseyRe, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies other than as described below.

          OdysseyRe has entered into a registration rights agreement with TIC and ORH Holdings. The registration rights agreement includes rights to require OdysseyRe to register the offer and sale of Shares held by TIC and ORH Holdings on up to three different occasions. Each of TIC and ORH Holdings may also require OdysseyRe to file registration statements on Form S-3. The registration rights agreement also includes the right to require OdysseyRe to include OdysseyRe common stock held by TIC and ORH Holdings in up to three future registration statements that OdysseyRe files with the Securities and Exchange Commission. Under the agreement, OdysseyRe also provides TIC and ORH Holdings with the right to participate in any securities offerings by OdysseyRe in order to maintain their percentage ownership. These rights are subject to various conditions and limitations. Under the registration rights agreement, OdysseyRe will bear all expenses incurred in connection with the registrations, other than any underwriting discounts and commissions. Registration of Shares upon the exercise of these registration rights would result in such Shares becoming freely tradable without restriction under the Securities Act of 1933, as amended.

          In relation to the 2006 Secondary Offering, on December 4, 2006, Fairfax Inc. entered into an underwriting agreement with ORH Holdings Inc., OdysseyRe and the underwriters (the "Underwriters") named in Schedule I thereto (the "Underwriting Agreement"). Under the terms of such agreement, Fairfax Inc. granted to such underwriters, an option, exercisable for 30 days from the date of the Underwriting Agreement, to purchase (at a price, net of underwriting discounts and commissions, of $33.216 per Share) up to 1,350,000 Shares, to cover over-allotments in the 2006 Secondary Offering, if any (the "Over-Allotment Option"). On December 14, 2006 the Underwriters exercised the Over-Allotment Option to purchase an additional 1,165,000 Shares from Fairfax Inc. The sale of such Shares closed on December 19, 2006.

          Messrs. Andrew A. Barnard, James F. Dowd, Frank B. Bennett, Anthony Griffiths, Brandon W. Sweitzer and Donald L. Smith have been granted stock options to purchase Shares in the amount of 62,500, 15,000, 3,750, 5,000, 5,000, 14,500, respectively, under the OdysseyRe 2002 Stock Incentive Plan that have vested but which have not been exercised."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

          9.1 Joint filing agreement dated as of December 19, 2006 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, FFHL Group Limited, Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, Inc., TIG Insurance Company, ORH Holdings Inc., and United States Fire Insurance Company.

                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

          IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 19th day of December, 2006.

                                        V. PREM WATSA
                                        /s/ V. Prem Watsa
                                        ----------------------------------------

                                        1109519 ONTARIO LIMITED


                                        By /s/ V. Prem Watsa
                                           -------------------------------------
                                        Name: V. Prem Watsa
                                        Title: President


                                        THE SIXTY TWO INVESTMENT COMPANY LIMITED


                                        By: /s/ V. Prem Watsa
                                            ------------------------------------
                                        Name: V. Prem Watsa
                                        Title: President


                                        810679 ONTARIO LIMITED


                                        By: /s/ V. Prem Watsa
                                            ------------------------------------
                                        Name: V. Prem Watsa
                                        Title: President

                                        FAIRFAX FINANCIAL HOLDINGS LIMITED


                                        By: /s/ Paul Rivett
                                            ------------------------------------
                                        Name: Paul Rivett
                                        Title: Vice President


                                        FFHL GROUP LTD.


                                        By: /s/ V. Prem Watsa
                                            ------------------------------------
                                        Name: V. Prem Watsa
                                        Title: Vice President


                                        FAIRFAX INC.


                                        By: /s/ Bradley P. Martin
                                            ------------------------------------
                                        Name: Bradley P. Martin
                                        Title: Corporate Secretary


                                        TIG HOLDINGS, INC.


                                        By: /s/ William J. Gillett
                                            ------------------------------------
                                        Name: William J. Gillett
                                        Title: President

                                        TIG INSURANCE GROUP, INC.


                                        By: /s/ William J. Gillett
                                            ------------------------------------
                                        Name: William J. Gillett
                                        Title: President


                                        TIG INSURANCE COMPANY


                                        By: /s/ William J. Gillett
                                            ------------------------------------
                                        Name: William J. Gillett
                                        Title: President


                                        ORH HOLDINGS INC.


                                        By: /s/ Bradley P. Martin
                                            ------------------------------------
                                        Name: Bradley P. Martin
                                        Title: Vice President


                                        UNITED STATES FIRE INSURANCE COMPANY


                                        By: /s/ Carol Ann Soos
                                            ------------------------------------
                                        Name: Carol Ann Soos
                                        Title: Vice President

                                   ANNEX INDEX

ANNEX   DESCRIPTION
-----   -----------
A       Directors and Executive Officers of 1109519 Ontario Limited
B       Directors and Executive Officers of The Sixty Two Investment Company
        Limited
C       Directors and Executive Officers of 810679 Ontario Limited
D       Directors and Executive Officers of Fairfax Financial Holdings Limited
E       Directors and Executive Officers of FFHL Group Ltd.
F       Directors and Executive Officers of Fairfax Inc.
G       Directors and Executive Officers of TIG Holdings, Inc.
H       Directors and Executive Officers of TIG Insurance Group, Inc.
I       Directors and Executive Officers of TIG Insurance Company
J       Directors and Executive Officers of ORH Holdings Inc.
K       Directors and Executive Officers of United States Fire Insurance Company

                                                                         ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             1109519 ONTARIO LIMITED

          The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

                                          PRESENT PRINCIPAL OCCUPATION OR
                                        EMPLOYMENT AND THE NAME, PRINCIPAL
                                      BUSINESS AND ADDRESS OF ANY CORPORATION
                                        OR OTHER ORGANIZATION IN WHICH SUCH
NAME                                          EMPLOYMENT IS CONDUCTED            CITIZENSHIP
----                                 ----------------------------------------   -------------
V. Prem Watsa                        Chairman and Chief Executive Officer,      Canadian
(President and Director)             Fairfax Financial Holdings Limited
                                     95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario M5J 2N7

Eric P. Salsberg                     Vice President, Corporate Affairs,         Canadian
(Assistant Secretary and Director)   Fairfax Financial Holdings Limited

                                                                         ANNEX B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                    THE SIXTY TWO INVESTMENT COMPANY LIMITED

          The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

                                          PRESENT PRINCIPAL OCCUPATION OR
                                        EMPLOYMENT AND THE NAME, PRINCIPAL
                                      BUSINESS AND ADDRESS OF ANY CORPORATION
                                        OR OTHER ORGANIZATION IN WHICH SUCH
NAME                                          EMPLOYMENT IS CONDUCTED            CITIZENSHIP
----                                 ----------------------------------------   -------------
V. Prem Watsa                        Chairman and Chief Executive Officer,      Canadian
(President and Director)             Fairfax Financial Holdings Limited
                                     95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario M5J 2N7

Eric P. Salsberg                     Vice President, Corporate Affairs,         Canadian
(Assistant Secretary and Director)   Fairfax Financial Holdings Limited

                                                                         ANNEX C

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             810679 ONTARIO LIMITED

          The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

                                          PRESENT PRINCIPAL OCCUPATION OR
                                        EMPLOYMENT AND THE NAME, PRINCIPAL
                                      BUSINESS AND ADDRESS OF ANY CORPORATION
                                        OR OTHER ORGANIZATION IN WHICH SUCH
NAME                                          EMPLOYMENT IS CONDUCTED            CITIZENSHIP
----                                 ----------------------------------------   -------------
V. Prem Watsa                        Chairman and Chief Executive Officer,      Canadian
(President and Director)             Fairfax Financial Holdings Limited
                                     95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario M5J 2N7

Eric P. Salsberg                     Vice President, Corporate Affairs,         Canadian
(Assistant Secretary and Director)   Fairfax Financial Holdings Limited

                                                                         ANNEX D

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                       FAIRFAX FINANCIAL HOLDINGS LIMITED

          The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

                                          PRESENT PRINCIPAL OCCUPATION OR
                                        EMPLOYMENT AND THE NAME, PRINCIPAL
                                      BUSINESS AND ADDRESS OF ANY CORPORATION
                                        OR OTHER ORGANIZATION IN WHICH SUCH
NAME                                          EMPLOYMENT IS CONDUCTED            CITIZENSHIP
----                                 ----------------------------------------   -------------
V. Prem Watsa                        Chairman and Chief Executive Officer,      Canadian
(Chairman and Chief Executive        Fairfax Financial Holdings Limited
Officer)                             95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario M5J 2N7

Frank B. Bennett                     President, Artesian Management Inc.        United States
(Director)                           301 Carlson Parkway, Suite 120
                                     Minnetonka, MN 55305

Anthony Griffiths                    Independent Business Consultant            Canadian
(Director)                           Toronto, Ontario, Canada

Brandon W. Sweitzer                  Senior Advisor to the President of the     United States
(Director)                           Chamber of Commerce of The United States
                                     1615 H Street, NW
                                     Washington, DC 20062

Paul Murray                          President, Pine Smoke Investments          Canadian
(Director)                           Toronto, Ontario Canada

Greg Taylor                          Vice President and Chief                   Canadian
(Vice President and Chief            Financial Officer,
Financial Officer)                   Fairfax Financial Holdings Limited

Eric P. Salsberg                     Vice President, Corporate Affairs,         Canadian
(Vice President, Corporate           Fairfax Financial Holdings Limited
Affairs)

Paul Rivett                          Vice President,                            Canadian
(Vice President)                     Fairfax Financial Holdings Limited

                                                                         ANNEX E

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 FFHL GROUP LTD.

          The following table sets forth certain information with respect to the directors and executive officers of FFHL Group Ltd.

                                          PRESENT PRINCIPAL OCCUPATION OR
                                        EMPLOYMENT AND THE NAME, PRINCIPAL
                                      BUSINESS AND ADDRESS OF ANY CORPORATION
                                        OR OTHER ORGANIZATION IN WHICH SUCH
NAME                                          EMPLOYMENT IS CONDUCTED            CITIZENSHIP
----                                 ----------------------------------------   -------------
James F. Dowd                        President and Chief Executive Officer,     United States
(Chairman)                           Fairfax Inc.
                                     300 First Stamford Place
                                     Stamford, Connecticut 06902

Eric P. Salsberg                     Vice President, Corporate Affairs,         Canadian
(Vice President and Director)        Fairfax Financial Holdings Limited
                                     95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario M5J 2N7

Bradley P. Martin                    Vice President,                            Canadian
(Vice President and Director)        Fairfax Financial Holdings Limited

V. Prem Watsa                        Chairman and Chief Executive Officer,      Canadian
(Vice President and Director)        Fairfax Financial Holdings Limited

Ronald Schokking                     Vice President, Finance,                   Canadian
(Vice President)                     Fairfax Financial Holdings Limited

M. Jane Williamson                   Vice President,                            Canadian
(Director)                           Fairfax Financial Holdings Limited

                                                                         ANNEX F

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                  FAIRFAX INC.

          The following table sets forth certain information with respect to the directors and executive officers of Fairfax Inc.

                                          PRESENT PRINCIPAL OCCUPATION OR
                                        EMPLOYMENT AND THE NAME, PRINCIPAL
                                      BUSINESS AND ADDRESS OF ANY CORPORATION
                                        OR OTHER ORGANIZATION IN WHICH SUCH
NAME                                          EMPLOYMENT IS CONDUCTED            CITIZENSHIP
----                                 ----------------------------------------   -------------
Eric P. Salsberg                     Vice President, Corporate Affairs,         Canadian
(Vice President and Director)        Fairfax Financial Holdings Limited
                                     95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario M5J 2N7

James F. Dowd                        Chairman, President and Chief Executive    United States
(Chairman, President, Chief          Officer, Fairfax Inc.
Executive Officer and Director)      300 First Stamford Place
                                     Stamford, Connecticut 06902

John K. Cassil                       Vice President,                            United States
(Vice President, Treasurer and       Fairfax Inc.
Director)                            300 First Stamford Place
                                     Stamford, Connecticut 06902

Bradley P. Martin                    Vice President,                            Canadian
(Corporate Secretary)                Fairfax Financial Holdings Limited

                                                                         ANNEX G

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TIG HOLDINGS, INC.

          The following table sets forth certain information with respect to the directors and executive officers of TIG Holdings, Inc.

                                          PRESENT PRINCIPAL OCCUPATION OR
                                        EMPLOYMENT AND THE NAME, PRINCIPAL
                                      BUSINESS AND ADDRESS OF ANY CORPORATION
                                        OR OTHER ORGANIZATION IN WHICH SUCH
NAME                                          EMPLOYMENT IS CONDUCTED            CITIZENSHIP
----                                 ----------------------------------------   -------------
V. Prem Watsa                        Chairman and Chief Executive Officer,      Canadian
(Chairman and Director)              Fairfax Financial Holdings Limited
                                     95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario M5J 2N7

Bradley P. Martin                    Vice President,                            Canadian
(Director)                           Fairfax Financial Holdings Limited
                                     95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario M5J 2N7

Dennis C. Gibbs                      Chief Executive Officer and Director,      United States
(Chief Executive Officer and         TIG Insurance Company
Director)                            c/o Riverstone Resources
                                     250 Commercial St.
                                     Suite 5000
                                     Manchester, New Hampshire 03101

William J. Gillett                   President and Director,                    United States
(President and Director)             TIG Insurance Company

Michael J. Sluka                     Senior Vice President, Chief Financial     United States
(Senior Vice President, Chief        Officer, Treasurer and Director,
Financial Officer and Treasurer)     TIG Insurance Company

                                                                         ANNEX H

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            TIG INSURANCE GROUP, INC.

          The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Group, Inc.

                                          PRESENT PRINCIPAL OCCUPATION OR
                                        EMPLOYMENT AND THE NAME, PRINCIPAL
                                      BUSINESS AND ADDRESS OF ANY CORPORATION
                                        OR OTHER ORGANIZATION IN WHICH SUCH
NAME                                          EMPLOYMENT IS CONDUCTED            CITIZENSHIP
----                                 ----------------------------------------   -------------
William J. Gillett                   President and Director,                    United States
(President and Director)             TIG Insurance Company
                                     c/o Riverstone Resources LLC
                                     250 Commercial St.
                                     Suite 5000
                                     Manchester, New Hampshire 03101

Dennis C. Gibbs                      Chief Executive Officer and Director,      United States
(Chief Executive Officer, Director   TIG Insurance Company
and Chairman)

Charles G. Ehrlich                   Senior Vice President, Secretary and       United States
(Senior Vice President, General      General Counsel,
Counsel and Secretary)               Riverstone Claims Management LLC
                                     250 Commercial Street, Suite 5000
                                     Manchester, NH 03101

Michael J. Sluka                     Senior Vice President, Chief Financial     United States
(Senior Vice President, Chief        Officer, Treasurer and Director,
Financial Officer, Treasurer, and    TIG Insurance Company
Director)

                                                                         ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              TIG INSURANCE COMPANY

          The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

                                          PRESENT PRINCIPAL OCCUPATION OR
                                        EMPLOYMENT AND THE NAME, PRINCIPAL
                                      BUSINESS AND ADDRESS OF ANY CORPORATION
                                        OR OTHER ORGANIZATION IN WHICH SUCH
NAME                                          EMPLOYMENT IS CONDUCTED            CITIZENSHIP
----                                 ----------------------------------------   -------------
Dennis C. Gibbs                      Chairman, Chief Executive Officer and      United States
(Chairman, Chief Executive Officer   Director,
and Director)                        TIG Insurance Company
                                     c/o Riverstone Resources LLC
                                     250 Commercial St.
                                     Suite 5000
                                     Manchester, New Hampshire 03101

William J. Gillett                   President and Director,                    United States
(President and Director)             TIG Insurance Company

Charles G. Ehrlich                   Senior Vice President, Secretary and       United States
(Senior Vice President and           General Counsel,
Director)                            Riverstone Claims Management LLC
                                     250 Commercial Street, Suite 5000
                                     Manchester, NH 03101

John M. Parker                       Senior Vice President, General Counsel,    United States
(Senior Vice President, General      and Secretary,
Counsel, and Secretary)              TIG Insurance Company

Robert L. Gossett                    Senior Vice President and Director,        United States
(Senior Vice President and           TIG Insurance Company
Director)

Michael J. Sluka                     Senior Vice President, Chief Financial     United States
(Senior Vice President, Chief        Officer, Treasurer and Director,
Financial Officer, Treasurer and     TIG Insurance Company
Director)

                                                                         ANNEX J

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                ORH HOLDINGS INC.

          The following table sets forth certain information with respect to the directors and executive officers of ORH Holdings Inc.

                                          PRESENT PRINCIPAL OCCUPATION OR
                                        EMPLOYMENT AND THE NAME, PRINCIPAL
                                      BUSINESS AND ADDRESS OF ANY CORPORATION
                                        OR OTHER ORGANIZATION IN WHICH SUCH
NAME                                          EMPLOYMENT IS CONDUCTED            CITIZENSHIP
----                                 ----------------------------------------   -------------
Andrew A. Barnard                    President and Chief Executive Officer,     United States
(President)                          Odyssey Re Holdings Corp.
                                     300 First Stamford Place,
                                     Stamford, Connecticut 06902

Eric P. Salsberg                     Vice President, Corporate Affairs,         Canadian
(Vice President and Director)        Fairfax Financial Holdings Limited
                                     95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario

Bradley P. Martin                    Vice President,                            Canadian
(Vice President and Director)        Fairfax Financial Holdings Limited

Donald L. Smith (Director)           Senior Vice President, General Counsel     United States
                                     and Corporate Secretary,
                                     Odyssey Re Holdings Corp.

                                                                         ANNEX K

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                      UNITED STATES FIRE INSURANCE COMPANY

          The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

                                          PRESENT PRINCIPAL OCCUPATION OR
                                        EMPLOYMENT AND THE NAME, PRINCIPAL
                                      BUSINESS AND ADDRESS OF ANY CORPORATION
                                        OR OTHER ORGANIZATION IN WHICH SUCH
NAME                                          EMPLOYMENT IS CONDUCTED            CITIZENSHIP
----                                 ----------------------------------------   -------------
Nikolas Antonopoulos                 Chief Executive Officer and President,     United States
(Chief Executive Officer and         Crum & Forster Holdings Corp. and
Chairman)                            various other insurance subsidiaries
                                     305 Madison Avenue
                                     Morristown, NJ 07962

Joseph F. Braunstein, Jr.            President and Director,                    United States
(President and Director)             United States Fire Insurance Company
                                     305 Madison Avenue
                                     Morristown, NJ 07962

Mary Jane Robertson                  Executive Vice President, Chief            United States
(Executive Vice President, Chief     Financial Officer and Treasurer,
Financial Officer, Treasurer and     Crum & Forster Holdings Corp. and
Director)                            various other insurance subsidiaries

Dennis J. Hammer                     Senior Vice President and Controller,      United States
(Senior Vice President and           United States Fire Insurance Company
Controller)

                                  EXHIBIT INDEX

EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
    9.1       Joint filing agreement dated as of December 19, 2006 among V. Prem
              Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company
              Limited, 810679 Ontario Limited, Fairfax Financial Holdings
              Limited, FFHL Group Limited, Fairfax Inc., TIG Holdings, Inc., TIG
              Insurance Group, Inc., TIG Insurance Company, ORH Holdings Inc.,
              and United States Fire Insurance Company.